UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

Ralph A Zuzolo, Sr.
c/o First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NEXT PAGE

SCHEDULE 13D

CUSIP NO. 33582N 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Ralph A. Zuzolo, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 37,286
	8	SHARED VOTING POWER 32,205
	9	SOLE DISPOSITIVE POWER 37,286
	10	SHARED DISPOSITIVE POWER 32,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,491

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%

14	TYPE OF REPORTING PERSON IN

NEXT PAGE

Item 1.   Security and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Niles Financial, Inc. ("First Niles"), with its main office located at 55 North Main Street, Niles, Ohio 44446.

Item 2.   Identity and Background

          The name and address of the person filing this statement is Ralph A. Zuzolo, Sr., c/o First Niles Financial, 55 North Main Street, P.O. Box 311, Niles, Ohio 44446. Mr. Zuzolo serves as a Director of First Niles and its wholly owned subsidiary Home Federal Savings and Loan Association of Niles. Mr. Zuzolo is an attorney and a principal in the law firm of Zuzolo, Zuzolo and Zuzolo, whose principal offices are located at 700 Youngstown-Warren Road, Niles, Ohio 44446. During the last five years, Mr. Zuzolo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

          Mr. Zuzolo is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Zuzolo has acquired beneficial ownership of 69,491 shares of Common Stock as follows:

(i)	42,410 shares were acquired using personal funds at an aggregate cost of approximately $447,000;
(ii)	8,772 shares purchased by Mr. Zuzolo through the exercise of stock options awarded to him under the Company's 1999 Stock Option and Incentive Plan (the "Stock Option Plan") using personal funds at an aggregate cost of approximately $109,900;

(iii)	3,509 shares of restricted stock awarded to Mr. Zuzolo at no cost to him under the Company's Recognition and Retention Plan, all of which are now vested and no longer subject to any restrictions; and
(iv)	14,800 shares of Common Stock were acquired by ETI Training Center, a corporation in which Mr. Zuzolo and his spouse are shareholders, at an aggregate cost of approximately $182,600. Mr. Zuzulo disclaims beneficial ownership of the shares owned by the corporation except to the extent of his and his spouse's pecuniary interest therein.

3 of 6
NEXT PAGE

Item 4.   Purpose of Transaction

          Except with respect to the stock options and shares of restricted stock awarded to Mr. Zuzolo by the Company as compensation, all of the shares acquired by Mr. Zuzolo, directly or indirectly, were acquired for investment purposes. Mr. Zuzolo may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Niles for investment purposes or dispose of shares of First Niles. As a director of First Niles, Mr. Zuzolo regularly explores potential actions and transactions which may be advantageous to First Niles, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of First Niles.

          Except as noted above, Mr. Zuzolo has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of First Niles, or the disposition of securities of First Niles;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Niles or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of First Niles or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of First Niles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of First Niles;
(f)	any other material change in First Niles' business or corporate structure;
(g)	changes in First Niles' articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Niles by any person;
(h)	causing a class of securities of First Niles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of First Niles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

NEXT PAGE

Item 5.   Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Zuzolo as of the date of this filing is 69,491 shares, representing 5.0% of the shares of Common Stock outstanding.
(b)	With respect to the 69,491 shares of Common Stock beneficially owned by Mr. Zuzolo, he has sole voting and dispositive powers over 37,286 of these shares, which includes 21,014 shares held by Mr. Zuzolo individually and 16,272 shares held in a family trust for which Mr. Zuzolo is the trustee. Mr. Zuzolo may be deemed to have shared voting and dispositive power over 32,205 of these shares, which includes 17,405 shares owned individually by his spouse and 14,800 shares held by ETI Training Center, a corporation of which Mr. Zuzolo is a shareholder and over which his wife has voting and dispostive power of the securities. Mr. Zuzulo disclaims beneficial ownership of the shares owned by ETI Training Center except to the extent of his and his spouse's pecuniary interest therein.

(c)	During the 60-day period prior to the date of this filing, Mr. Zuzolo did not effect any transactions in the Common Stock.
(d)	No person other than Mr. Zuzolo is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Zuzolo, except for Mr. Zuzulo's wife with respect to the shares owned by her individually, the beneficiaries of the family trust with respect to the shares held in the trust, and the shareholders of ETI Training Center with respect to the shares owned by the corporation.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zuzolo and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Zuzolo are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits

None.

5 of 6
NEXT PAGE

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2005	/s/ Ralph A. Zuzolo, Sr.

###